Exhibit 99.5

Transactions since the most recent filing of the Schedule 13D*

Trade Date	Amount of Shares Sold	Weighted Average Price/Price Per Share ($)	Range of Price ($)
September 10, 2013	100,000	51.9823	51.80-52.28
September 11, 2013	50,000	52.1735	51.90-52.59
October 10, 2013	100,000	56.5199	56.13-56.94
October 11, 2013	50,000	57.2294	56.31-58.03
November 11, 2013	42,900	52.3177	51.77-52.55
November 12, 2013	30,000	52.1444	51.90-52.44
November 13, 2013	27,100	52.4669	51.75-52.84

*	The sales were made pursuant to the 2013 Rule 10b5-1 stock plan. These shares were sold in multiple transactions on the open market. The Foundation undertakes to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.